Exhibit 99.1

Realm Therapeutics plc

Result of General Meeting

All Resolutions Passed

Reminder: Process to Convert Ordinary Shares into ADSs

MALVERN, PA, March 15, 2019 – Realm Therapeutics plc (NASDAQ: RLM / AIM: RLM), a biopharmaceutical company with a proprietary technology platform of stabilized high concentration HOCl, announces that at the Company’s general meeting, held today in connection with the proposed Assets Disposal to Urgo, U.S. Inc., proposed adoption of the Investing Policy and proposed AIM Delisting, as announced in a circular to Shareholders dated February 15, 2019 (the Circular), all Resolutions were duly passed. Proxy figures will be displayed shortly on the Company's website at www.realmtx.com.

Completion of the Assets Disposal is expected to occur on March 28, 2019, assuming all remaining conditions are met. The AIM Delisting is expected to take effect from 7:00 a.m. (GMT) on March 27, 2019, with the last day of trading of the Ordinary Shares on AIM being March 26, 2019. The Company has agreed to absorb the cost of Shareholders converting their Ordinary Shares into American Depositary Shares (ADSs) until the date of the AIM Delisting. Shareholders can find information on how to convert their Ordinary Shares into ADSs on the Company’s website: www.realmtx.com in the Investors section under Events & Presentations, Annual and General Meetings in the 2019 Circular and Schedules 1 and 2 thereto. Shareholders wishing to convert their Ordinary Shares should ensure the relevant steps are completed in advance of the deadline of 5 p.m. on March 18, 2019 as noted in the Circular.

Following the cancellation of the Company’s Ordinary Shares to trading on AIM, N+1 Singer will cease to act as nominated adviser and broker to the Company.

Capitalized terms used but not defined in this announcement shall have the meanings given to them in the Circular.

RNS-RLM

About Realm Therapeutics

For more information on Realm Therapeutics, please visit www.realmtx.com.

Forward-Looking Statements

Certain statements contained herein constitute forward-looking statements. These forward-looking statements reflect the Company’s judgment at the date of this announcement and are not intended to give any assurance as to future results. Except as required by the FCA, the London Stock Exchange, the AIM Rules for Companies or applicable law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in the Company’s expectations about them or any changes in events, conditions or circumstances on which any such statement is based.

Contacts:

Realm Therapeutics plc

Alex Martin, Chief Executive Officer

Marella Thorell, Chief Financial Officer and Chief Operating Officer

Outside U.S.: +44 (0) 20 3727 1000

U.S.: +1 212 600 1902

Argot Partners

Stephanie Marks / Claudia Styslinger

+1 212 600 1902

FTI Consulting

Simon Conway

+44 (0) 20 3727 1000

N+1 Singer (Nominated Adviser and Broker)

Aubrey Powell / Jen Boorer

+44 (0) 20 7496 3000